
Mail Stop 4561

June 3, 2009

Via US Mail and Facsimile to (860) 928-2147

Robert J. Halloran, Jr.
President and Treasurer
PSB Holdings, Inc.
40 Main Street
Putnam, CT

> **Re: PSB Holdings, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Form 10-Q for the quarter ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 000-50970**

Dear Mr. Halloran:

We have reviewed your response letter dated May 29, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Investment Activities, pg. 16

1.   We note your response to comment three of our letter dated May 14, 2009. Please confirm that in future filings the Company will disclose more specifically the terms and provisions of the auction rate preferred stock including maturity dates of the long-term instruments, status of dividend payments, and if receiving a default rate the rate received. In addition, please include a discussion on the auction rate failures during the fiscal year and the Company's ability and intent to hold these securities until a successful auction or maturity.

Form 10-Q for the quarter ended March 31, 2009

Note 8 – Allowance for Loan Losses, page 13

2.   We note the continued deterioration in the credit quality of your loan portfolio over the last three quarters of fiscal year 2009, which resulted in your ratio of non-performing loans to total gross loans increasing in each period from 0.58% at June 30, 2008, as reported on page 11 of your Form 10-K, to 1.74% at March 31, 2009. We note on page 13 of your Form 10-Q that there are 17 loans included in the total of non-performing loans. In order to promote transparency, please disclose in future filings, beginning with your June 30, 2009 Form 10-K, the following:

   o   A discussion regarding the reasons why management believes the levels of non-performing loans have increased so significantly;
   o   Discuss changes in the balance of non-performing loans from prior periods and specifically discuss how you have considered these trends in your determination of the allowance for loan losses;
   o   The type of collateral securing your non-performing loans, giving particular attention to commercial real estate and residential mortgage loans since these represent the majority of the balance; and
   o   The timing and frequency of your appraisal and valuation process for non-performing loans and whether this process performed by a third-party.

   In addition, please provide us an example including a timeline of how and when an appraisal would be ordered for various types of nonperforming loans, the amount of time this normally takes and at what point you would typically recognize any charge-off(s) resulting from insufficient collateral.

Note 11 – Fair Value Measurements, page 16

3.   We note on page 16 that approximately $18 million in securities were transferred from Level 2 to Level 3. In addition, we note in your December 31, 2008 Form 10-Q (page 16), that there were no securities measured at fair value using significant unobservable inputs (Level 3). Please revise future filings, beginning with you June 30, 2009 Form 10-K, to disclose the following:

- The amount of assets you measured using significant unobservable inputs (Level 3 assets) as a percentage of total assets you measured at fair value;
- The amount and reason for any material increase or decrease in Level 3 assets resulting from your transfer of assets from, or into, Level 1 or Level 2;
- In determining the amount to present as transfers into and out of Level 3, clarify whether you use the fair value at the beginning or end of the period; and
- For a material amount of assets transferred into Level 3 during the period, a discussion of the significant inputs that you no longer consider to be observable and any material gain or loss you recognized on those assets during the period.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure, and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3492.

Sincerely,

John P. Nolan
Senior Asst Chief Accountant